UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Jason Mandinach
Principal Executive Officer
PIMCO Asset-Based Lending Company LLC
650 Newport Center Drive
Newport Beach, CA 92660

Re: PIMCO Asset-Based Lending Company LLC
Amendment No. 1 to Registration statement on Form 10-12G
Filed September 2, 2025
File No. 000-56764

Dear Jason Mandinach:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration on Form 10-12G

Item 1. Business
Share Repurchases, page 15

1. We note your response to prior comment 4. Please revise to disclose all material terms of the Repurchase Plan. As one example only of such a material term, we note that, as described in Exhibit 4.4, it appears that settlement of repurchases is expected to be made within three to five business days after the Repurchase Date.
2. We reviewed, but disagree with, your response to prior comment 5. The class exemptive relief from Rule 102 of Regulation M that is granted in the 2007 Alston & Bird LLP class exemptive letter is strictly limited to non-listed REITs. However, as you admit in your response dated September 2, 2025, you are not a REIT. As such, you do not qualify for the 2007 Alston & Bird class exemptive relief. We note, however, there may be other ways to ensure compliance with Regulation M and for covered persons (e.g., the Company) to conduct activities in a manner that will not violate Regulation M and the other anti-manipulation and antifraud provisions, such

as sections 9(a) and 10(b), or Rule 10b-5. Thus, to the extent you plan to engage in repurchases or redemptions outside of a continuous private offering (i.e., "distribution") of securities, during the applicable Regulation M "restricted period" (as such terms are defined in Rule 100 of Regulation M), you (and any other covered persons) will be responsible for analyzing all relevant facts and circumstances involved to determine whether any repurchases or redemptions made outside of such distribution qualify for an available exception or other relief granted under Rule 102.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Nathan Briggs